Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

January 28, 2005

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Dissolution of a Subsidiary (Summary Translation dated January 25, 2005)
- Overview of Third Quarter Financial Results for the Fiscal Year

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosures

(Summary Translation)

January 25, 2005

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Dissolution of a Subsidiary

Please be advised that a subsidiary of Nintendo Co., Ltd. mentioned below will be dissolved.

1. Information about the subsidiary

Name:	Nintendo Services USA, Inc.
Address:	400 Madison Avenue 20 FL, New York, NY 10017 U.S.A.
Representative:	President & CEO Kazuhiko Maeda

2. Subsidiary outline

Business:	Distribution of Pokémon related products
Established date:	February 15, 2001
Capital:	US$100
Number of outstanding shares:	10,000 shares
Fiscal year-end:	March 31
Shareholder:	Nintendo Co., Ltd. 100%

3. Reason of the dissolution and future outlook

The said subsidiary, since November 2003, has been engaging in retail distribution of character products in New York City U.S.A. Due to reorganization of the Nintendo group to increase the efficiency of its business, the subsidiary will be dissolved.

4. Loss due to the dissolution

Impact to the business results is minor.

5. Schedule of the dissolution

To be liquidated by March 31, 2005

January 26, 2005

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Nine months ended December 31, 2003 and 2004, and year ended March 31, 2004

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

Yen in Millions

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Year ended Mar. 31, 2004
Net sales	**419,373**	439,589	514,805
Percentage change from the same period of the previous year	**(4.6%)**		
Operating income	**103,106**	102,627	107,683
Percentage change from the same period of the previous year	**0.5%**		
Income before income taxes and extraordinary items	**115,359**	52,289	50,140
Percentage change from the same period of the previous year	**120.6%**		
Net income	**67,757**	34,545	33,194
Percentage change from the same period of the previous year	**96.1%**		
Net income per share	**¥512.94**	¥258.27	¥246.93

During the nine months ended December 31, 2004, in the electronic entertainment products division, the handheld video game system NINTENDO DS, which provides an unprecedented gaming experience with its double screen, touch screen, wireless communication capability, and microphone input function, was launched in the United States on November 21, 2004 and in Japan on December 2, 2004. The system enjoyed a successful launch as it sold more than 2.8 million units in a short period of time. As for GAME BOY ADVANCE related products, GAME BOY ADVANCE SP continued to perform well due some part to its retail price markdown. Sales in the software category were also favorable. "Pokémon FireRed/LeafGreen", which were released overseas as well, became a hit as they sold a worldwide total of 5.8 million units during this period.

As for home console related products, "Mario Party 6", which provides a new gaming experience with the use of a microphone, was launched. In addition, "Paper Mario: The Thousand Year Door", a game that allows you to embark on mysterious adventures with Mario in a picture book based setting, gained popularity. Both titles sold more than 1 million units.

As a result, consolidated net sales were 419.3 billion yen, income before income taxes and extraordinary items was 115.3 billion yen, and net income for the nine month period ended December 31, 2004 was 67.7 billion yen.

Yen in Millions

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Year ended Mar. 31, 2004
Financial position			
Total assets (1)	**1,130,286**	1,055,438	1,010,031
Shareholders' equity (2)	**899,150**	892,574	890,247
Ratio of net worth to total assets (2) / (1)	**79.6%**	84.6%	88.1%
Shareholders' equity per share	**¥6,912.34**	¥6,676.66	¥6,658.05
Cash flows			
Cash flows from operating activities	**89,540**	84,320	120,072
Cash flows from investing activities	**16,817**	(40,443)	(67,025)
Cash flows from financing activities	**(60,623)**	(22,903)	(24,088)
Cash and cash equivalents - Ending	**776,570**	711,828	720,114

For the nine months ended December 31, 2004, total assets increased by 120.2 billion yen compared to the previous fiscal year-end due to increase in notes and trade accounts receivable driven by the boost in sales during the holiday season. Shareholders' equity increased by 8.9 billion yen compared to the previous fiscal year-end due to expansion in profit, although 42.9 billion yen was used in acquisition of treasury stocks.

As for consolidated cash flows, net cash provided by operating activities increased by 89.5 billion yen. Although there were decrease factors such as increase in notes and trade accounts receivable, the overall increase was caused by 114.9 billion yen of income before income taxes. Net cash provided by investing activities rose by 16.8 billion yen primarily due to proceeds from withdrawal of time deposits. Net cash used in financing activities decreased by 60.6 billion yen resulting from payments for acquisition of treasury stocks and dividend payout. As a result, net increase of cash and cash equivalents during the nine month period ended December 31, 2004 grew by 56.4 billion yen.

Forecast of consolidated results for the fiscal year ending March 2005 (April 1, 2004 - March 31, 2005) *

Yen in Millions

	Net sales	Income before income taxes and extraodinary items	Net income
Previous forecast (A) (announced on November 25, 2004)	540,000	150,000	90,000
Revised forecast (B)	520,000	120,000	70,000
(B) - (A)	(20,000)	(30,000)	(20,000)
Percentage	(3.7%)	(20.0%)	(22.2%)

Estimated annual earnings per share: 536.83 yen

Forecast of non-consolidated results for the fiscal year ending March 2005 (April 1, 2004 - March 31, 2005) *

Yen in Millions

	Net sales	Income before income taxes and extraodinary items	Net income
Previous forecast (A) (announced on November 25, 2004)	440,000	125,000	75,000
Revised forecast (B)	430,000	100,000	60,000
(B) - (A)	(10,000)	(25,000)	(15,000)
Percentage	(2.3%)	(20.0%)	(20.0%)

Estimated annual earnings per share: 459.95 yen

Although shipments of the new handheld video game device NINTENDO DS are expected to increase, NINTENDO DS software and the home entertainment console NINTENDO GAMECUBE sales are expected to fall short of the initial projection and recent movements in the exchange rate are what mainly led to the revision of the forecast announced on November 25, 2004.

Estimated exchange rates as of March 31, 2005 are 105 yen to one US dollar and 135 yen to one Euro.

* Forecasts announced by the company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.
Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts.

SUMMARY OF CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2004, and March 31, 2004

Yen in Millions

	Dec. 31 2004	Mar. 31 2004	Change	%	Dec. 31 2003
[Assets]					
Current assets	**995,002**	890,761	104,241	11.7	938,361
Cash and deposits	**782,699**	767,270	15,429		755,862
Notes and trade accounts receivable	**101,153**	28,493	72,660		91,821
Inventories	**31,868**	30,955	913		37,622
Other current assets	**81,259**	67,071	14,188		57,283
Allowance for doubtful accounts	**(1,978)**	(3,028)	1,049		(4,229)
Fixed assets	**135,284**	119,269	16,014	13.4	117,077
Total	**1,130,286**	1,010,031	120,255	11.9	1,055,438
[Liabilities]					
Current liabilities	**224,046**	113,246	110,799	97.8	154,469
Notes and trade accounts payable	**128,007**	57,945	70,061		85,234
Accrued income taxes	**42,016**	11,165	30,851		20,979
Other current liabilities	**54,022**	44,136	9,886		48,254
Non-current liabilities	**6,958**	6,304	654	10.4	8,146
Total liabilities	**231,005**	119,550	111,454	93.2	162,615
[Minority interests]					
Minority interests	**130**	232	(101)	(43.8)	248
[Shareholders' equity]					
Common stock	**10,065**	10,065	-	-	10,065
Additional paid-in capital	**11,584**	11,584	0	0.0	11,584
Retained earnings	**1,013,649**	964,524	49,124	5.1	965,876
Unrealized gains on other securities	**6,824**	6,650	174	2.6	5,164
Translation adjustments	**(13,096)**	(15,677)	2,581	(16.5)	(13,231)
Treasury stock, at cost	**(129,877)**	(86,898)	(42,978)	49.5	(86,883)
Total shareholders' equity	**899,150**	890,247	8,902	1.0	892,574
Total	**1,130,286**	1,010,031	120,255	11.9	1,055,438

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME

Nine months ended December 31, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Change	%	Year ended Mar. 31, 2004
Net sales	**419,373**	439,589	(20,215)	(4.6)	514,805
Cost of sales	**232,495**	257,524	(25,029)		307,233
Gross margin	**186,877**	182,064	4,813	2.6	207,572
Selling, general and administrative expenses	**83,771**	79,436	4,334		99,888
Operating income	**103,106**	102,627	479	0.5	107,683
Other income	**15,229**	8,837	6,391		11,391
Foreign exchange gain	**4,778**	-	4,778		-
Other	**10,450**	8,837	1,612		11,391
Other expenses	**2,976**	59,175	(56,199)		68,934
Foreign exchange loss	**-**	58,805	(58,805)		67,876
Other	**2,976**	370	2,606		1,057
Income before income taxes and extraordinary items	**115,359**	52,289	63,070	120.6	50,140
Extraordinary income	**1,433**	2,229	(795)		3,499
Extraordinary loss	**1,865**	95	1,769		674
Income before income taxes and minority interests	**114,927**	54,423	60,504	111.2	52,965
Income taxes	**47,260**	19,782	27,478		19,692
Minority interests	**(91)**	94	(185)		79
Net income	**67,757**	34,545	33,212	96.1	33,194

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended December 31, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Year ended Mar. 31, 2004
I Cash flows from operating activities:			
Income before income taxes and minority interests	**114,927**	54,423	52,965
Foreign exchange loss (gain)	**(9,160)**	54,894	54,166
Decrease (increase) in notes and trade accounts receivable	**(71,487)**	(47,162)	16,070
Decrease (increase) in inventories	**(652)**	64,959	70,805
Increase (decrease) in notes and trade accounts payable	**53,016**	(9,421)	(33,527)
Other, net	**5,063**	(8,693)	(10,027)
Sub-total	**91,708**	108,999	150,452
Income taxes paid	**(10,891)**	(31,920)	(39,945)
Other, net	**8,723**	7,241	9,565
Net cash provided by (used in) operating activities	**89,540**	84,320	120,072
II Cash flows from investing activities:			
Increase (decrease) in time deposits	**31,241**	(47,215)	(50,395)
Proceeds from sale (payment for acquisition) of marketable securities	**7,918**	7,925	(10,796)
Proceeds from (payment for) investments in securities	**(16,019)**	(2,684)	(8,486)
Other, net	**(6,322)**	1,531	2,653
Net cash provided by (used in) investing activities	**16,817**	(40,443)	(67,025)
III Cash flows from financing activities:			
Payments for acquisition of treasury stock	**(42,985)**	(5,336)	(5,346)
Cash dividends paid	**(17,641)**	(17,570)	(18,745)
Other, net	**3**	3	3
Net cash provided by (used in) financing activities	**(60,623)**	(22,903)	(24,088)
IV Effect of exchange rate changes on cash and cash equivalents	**10,722**	(57,745)	(57,444)
V Net increase (decrease) of cash and cash equivalents	**56,456**	(36,771)	(28,486)
VI Cash and cash equivalents - Beginning	**720,114**	748,600	748,600
VII Cash and cash equivalents - Ending	**776,570**	711,828	720,114

SALES INFORMATION

Nine months ended December 31, 2003 and 2004

Yen in Millions

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
Electronic entertainment products		
Hardware	**233,674**	257,067
Software	**184,011**	180,574
Sub-Total	**417,685**	437,642
Other	**1,687**	1,947
Total	**419,373**	439,589

(SUPPLEMENTARY INFORMATION)

1. CONSOLIDATED SALES UNITS, NUMBER OF NEW TITLES, AND SALES UNIT FORECAST

Sales Units in Ten Thousands
Number of New Titles Released

			Nine months Apr.-Dec. '04	Nine months Apr.-Dec. '03	Life-to-date Dec. '04	Forecast Apr. '04-Mar. '05
GAME BOY ADVANCE	Hardware	Japan	228	260	1,548	
		The Americas	801	841	3,282	
		Other	406	460	1,744	
		Total	1,434	1,561	6,574	1,600
of which GAME BOY ADVANCE SP		Japan	226	232	594	
		The Americas	735	699	1,613	
		Other	397	388	867	
		Total	1,358	1,319	3,073	1,500
	Software	Japan	1,412	1,116	6,112	
		The Americas	4,311	3,729	13,958	
		Other	1,534	1,304	5,567	
		Total	7,257	6,149	25,637	7,700
	New titles	Japan	147	119	676	
		The Americas	153	128	668	
		Other	109	112	599	
NINTENDO DS	Hardware	Japan	145	-	145	
		The Americas	136	-	136	
		Other	3	-	3	
		Total	284	-	284	600
	Software	Japan	210	-	210	
		The Americas	289	-	289	
		Other	2	-	2	
		Total	501	-	501	1,000
	New titles	Japan	14	-	14	
		The Americas	11	-	11	
NINTENDO GAMECUBE	Hardware	Japan	33	90	378	
		The Americas	226	233	1,011	
		Other	87	116	413	
		Total	346	439	1,803	400
	Software	Japan	421	746	2,311	
		The Americas	2,791	2,215	9,250	
		Other	818	813	3,257	
		Total	4,030	3,774	14,818	4,500
	New titles	Japan	29	75	217	
		The Americas	80	107	406	
		Other	58	97	335	

[Note] New titles-Other represent new titles released in the European and Australian markets.

2. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

US$ / EUR in Millions

		As of Dec. 31, 2004	Average exchange rate Apr.-Dec. '04	Exchange rate Dec. 31, 2004	Mar. 31, 2005 Est. exchange rate
US$	Cash and Deposits	4,845	US$1.00=		
	Accounts Receivable	585	¥108.56	¥104.21	¥105.00
EUR	Cash and Deposits	726	EUR1.00=		
	Accounts Receivable	159	¥134.60	¥141.61	¥135.00

Launch Dates of Primary NINTENDO Products by Region (Apr. - Dec. 2004)

		GAME BOY ADVANCE		NINTENDO GAMECUBE		NINTENDO DS	
Region	Category	Title	Launch Date	Title	Launch Date	Title	Launch Date
Japan	(Hardware)					Nintendo DS	12/2
	(Software)	Kirby & The Amazing Mirror	4/15	Pikmin 2	4/29	PictoChat (embedded in DS)	12/2
		Mario Golf: Advance Tour	4/22	Wario World	5/27	Super Mario 64 DS	12/2
		Famicom Mini: Second (10 titles)	5/21	Legend of Golfer	6/17	WarioWare: Touched!	12/2
		Metroid: Zero Mission	5/27	Donkey Konga 2: Hit Song Parade	7/1	Daigassou! Band Brothers	12/2
		Mario vs. Donkey Kong	6/10	Paper Mario: The Thousand Year Door	7/22	Polarium	12/2
		Donkey Kong Country 2	7/1	Kururinsukasshu!	10/14	Pokémon Dash	12/2
		Hamtaro: Ham Ham Games	7/15	Mario Power Tennis	10/28		
		Densetsu-no-Stafy 3	8/5	Mario Party 6	11/18		
		Famicom Mini: Third (10 titles)	8/10	Donkey Kong Jungle Beat	12/16		
		Mario Pinball Land	8/26				
		Pokémon Emerald	9/16				
		Fire Emblem: Seimanokouseki	10/7				
		WarioWare: Twisted!	10/14				
		F-Zero Climax	10/21				
		The Legend of Zelda: The Minish Cap	11/4				
		Game Boy Wars Advance 1+2	11/25				
		Yoshi Topsy-Turvy	12/9				
The Americas	(Hardware)					Nintendo DS	11/21
	(Software)	Mario vs. Donkey Kong	5/24	Wario Ware, Inc.: Mega Party Game$	4/5	PictoChat (embedded in DS)	11/21
		First Series of Classic NES (8 titles)	6/7	Custom Robo	5/10	Metroid Prime Hunters: First Hunt (playable demo bundled with DS)	11/21
		Mario Golf: Advance Tour	6/21	The Legend of Zelda: Four Sword Adventures	6/7		
		Hamtaro: Ham Ham Games	7/26	Pokémon Box: Ruby/Sapphire	7/6	Super Mario 64 DS	11/21
		Pokémon FireRed	9/9	Pikmin 2	8/30		
		Pokémon LeafGreen	9/9	Donkey Konga	9/27		
		F-ZERO GP Legend	9/20	Paper Mario: The Thousand Year Door	10/11		
		Mario Pinball Land	10/4	Mario Power Tennis	11/8		
		Kirby & The Amazing Mirror	10/18	Metroid Prime 2 Echoes	11/15		
		Second Series of Classic NES (4 titles)	10/25	Mario Party 6	12/6		
		Donkey Kong Country 2	11/15				
		Final Fantasy Ⅰ & Ⅱ: Dawn of Souls	11/29				
Europe	(Software)	Metroid: Zero Mission	4/8	Pokémon Channel	4/1		
		F-ZERO GP Legend	6/4	Pokémon Colosseum	5/14		
		Donkey Kong Country 2	6/25	Mario Golf: Toadstool Tour	6/18		
		Kirby & The Amazing Mirror	7/2	Wario Ware, Inc.: Mega Party Game$	9/3		
		First Series of Classic NES (8 titles)	7/9	Animal Crossing	9/24		
		Hamtaro: Ham Ham Games	7/16	Pikmin 2	10/8		
		Fire Emblem	7/16	Donkey Konga	10/15		
		Mario Golf: Advance Tour	9/17	Paper Mario: The Thousand Year Door	11/12		
		Pokémon FireRed	10/1	Metroid Prime 2 Echoes	11/26		
		Pokémon LeafGreen	10/1				
		Hamtaro: Rainbow Rescue	10/29				
		The Legend of Zelda: The Minish Cap	11/12				
		Mario vs. Donkey Kong	11/19				
		Mario Pinball Land	11/26				
		Final Fantasy Ⅰ & Ⅱ: Dawn of Souls	12/3				

Notes: Launch dates may be different within the Americas and Europe regions depending on territories or countries.